BAR CODE SPECIALTIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

BAR CODE SPECIALTIES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2013 AND 2012

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Combined Balance Sheets	2

Combined Statements of Operations	3

Combined Statements of Stockholders’ Equity	4

Combined Statements of Cash Flows	5

Notes to Financial Statements	6 - 16

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Bar Code Specialties, Inc.

Garden Grove, California

We have audited the accompanying balance sheets of Bar Code Specialties, Inc.  as of December 31, 2013 and 2012, and the related statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2013. These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of  Bar Code Specialties, Inc.  as of  December 31, 2013 and 2012, and the results of its operations, stockholders’ equity and its cash flows for each of the years in the two-year period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ L.L. Bradford & Company, LLC

Las Vegas, Nevada

November 14, 2014

Bar Code Specialties, Inc.
Combined Balance Sheets
December 31, 2013 and 2012

Assets	2013	2012
Current Assets
Cash and cash equivalents	$170,973	$576,070
Accounts receivable, less allowance for doubtful accounts	3,753,091	2,790,244
Other receivables	554,704	540,735
Inventories	361,255	576,748
Prepaid expenses	57,057	82,227
Deferred tax asset	55,879	57,186
Assets Held for Sale	107,284	-
Total current assets	5,060,243	4,623,210

Property, plant, and equipment, net	157,940	789,486
Non-compete agreement	-	400,000
Deferred tax asset, non-current	147,007	256,685
Other assets	73,113	82,353
Assets held for sale	529,147	-
Total Assets	$5,967,450	$6,151,734

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable	$1,540,973	$1,278,801
Accrued expenses	412,288	192,986
Accrued payroll	57,102	185,349
Current maturities of long-term debt	153,132	147,267
Deferred revenue	278,992	315,618
Total current liabilities	2,442,487	2,120,021
Net income/(loss) from continuing operations
Long term debt, less current maturities	499,674	652,733
Note payable to stockholder	2,163,597	2,263,370
Deferred tax liability	45,119	60,455
Total liabilities	5,150,877	5,096,579

Stockholders' Equity
Common stock, no par value; 10,000 shares authorized, issued and outstanding	1,616,648	1,616,648
Retained earnings (deficit)	(75)	238,507
Stockholder's note receivable	(800,000)	(800,000)
Total stockholders' equity	816,573	1,055,155
Total liabilities and stockholders' equity	$5,967,450	$6,151,734

Bar Code Specialties, Inc.
Combined Statements of Operations
Years Ended December 31, 2013 and 2012

	2013	2012

Net sales from continuing operations	$26,299,245	$21,630,369

Cost of goods sold:
Labor	3,085,063	3,268,088
Materials	17,782,584	14,435,794
Other	580,232	497,271
Total cost of goods sold	21,448,919	18,201,153

Gross profit	4,850,326	3,429,216

Operating Expenses:
Sales and marketing	2,063,486	1,756,002
General and administrative	1,627,628	1,183,655
Research and development	-	322,873
Depreciation and amortization	69,713	84,120
Total operating expenses	3,760,827	3,346,650

Operating income from continuing operations	1,089,499	82,566

Other income (expense):
Other income (expense), net	(58,015)	10,531
Interest expense	(170,176)	(143,124)

Income (loss) from continuing operations	861,308	(50,027)

Provision for income taxes /(benefit)	344,523	(19,998)

Net income/(loss) from continuing operations	516,785	(30,029)

Discontinued operations (Note 10):
Loss from discontinued operations, including writedown of assets of $530,000	(982,115)	(597,741)
Income tax benefit	(226,748)	(244,272)
Loss on discontinued operations	(755,367)	(353,469)

Net loss	$(238,582)	$(383,498)

Bar Code Specialties, Inc.
Combined Statements of Stockholders’ Equity
Years Ended December 31, 2013 and 2012

		Retained	Stockholder's	Total
	Common	Earnings	Note	Stockholders'
	Stock	(Deficit)	Receivable	Equity

Balance, December 31, 2011	$816,648	$622,005	$-	$1,438,653

Stock issuance - Officer	800,000	-	(800,000)	-

Net loss	-	(383,498)	-	(383,498)

Balance, December 31, 2012	1,616,648	238,507	(800,000)	1,055,155

Net loss	-	(238,582)	-	(238,582)

Balance, December 31, 2013	$1,616,648	$(75)	$(800,000)	$816,573

Bar Code Specialties, Inc.
Combined Statements of Cash Flows
Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:
Net loss	$(238,582)	$(383,498)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	83,523	92,850
Impairment of software of discontinued operation	130,000	-
Write-off noncompete asset of discontinued operation	400,000	-
Change in deferred income taxes	95,649	(218,452)
Interest accrued on note payable to stockholder	-	20,295
Changes in operating assets and liabilities:
Accounts receivable	(1,049,255)	1,006,612
Other receivables	(87,082)	(317,070)
Inventories	194,617	(155,136)
Prepaid expenses	25,170	(43,044)
Other assets	-	64
Accounts payable	262,172	(842,824)
Accrued expenses	219,302	45,396
Accrued payroll	(128,247)	(22,004)
Deferred revenue	(36,626)	29,039

Net cash used in operating activities	(129,359)	(787,772)

Cash flows from investing activities:
Purchase of property and equipment	(28,772)	(40,152)
Net cash used in investing activities	(28,772)	(40,152)

Cash flows from financing activities:
Borrowings on long-term debt	-	800,000
Payments on note payable to stockholder	(99,773)	-
Payments on long term debt	(147,193)	(47,479)
Net cash (used in) provided by financing activities	(246,966)	752,521

Net decrease in cash	(405,097)	(75,403)

Cash and Cash Equivalents:
Beginning	576,070	651,473
Ending	$170,973	$576,070

Supplemental Disclosures of Cash Flow Information:

Interest paid	$122,285	$124,165
Taxes paid	$22,000	$-
Issuance of common stock for note receivable	$-	$800,000

BAR CODE SPECIALTIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

1.

COMPANY BACKGROUND AND ORGANIZATION

The Company was founded in 1992 and later incorporated in California on July 28, 1994, and has its corporate headquarters and warehouse in Garden Grove, California.  The Company also has a regional sales office in Florida and a research and development facility in Sanford, North Carolina.  The Company has sales employees in four states other than California.  The Company sells Automated Information/Data Collection (“AIDC”) equipment, systems and solutions.  The Company also manufactures a wide variety of custom labels and sells various related label printing products.  Beginning in August 2011, the Company acquired and continued developing radio frequency identification (RFID) technology based solutions for government and commercial applications in its Sanford, NC facility.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Combination

The combined financial statements have been prepared under the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America and include the accounts of Bar Code Specialties, Inc. and its wholly owned subsidiary, RFID Resolution Team, Inc.  Intercompany balances and transactions have been eliminated in combination.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers cash in operating bank accounts and cash-on-hand as cash equivalents in determining the net change in cash.

The Company maintains cash balances at one financial institution which insures deposits up to the Federal Deposit Insurance Corporation (FDIC) insurance limit.  As of and during the years ended December 31, 2013, and 2012 the Company had bank deposits in excess of the FDIC’s insurance limit.  To date, the Company has not experienced any losses in these accounts.

Management believes that the Company is not exposed to any significant credit risk with respect to its cash deposits.

BAR CODE SPECIALTIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the amount the Company expects to collect.  The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.  Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms.  If the financial condition of the Company’s customers were to deteriorate, adversely affecting their ability to make payments, an allowance would be required.  Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance.  Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Other Receivables

The Company has entered into various agreements with key suppliers that allow the Company to earn annual volume incentive rebates from the suppliers, provided a certain cumulative level of purchases is achieved over a certain period of time. The Company recognizes the rebate amounts receivable based on actual company purchase volumes as specified in the agreements.  As of December 31, 2013 and 2012, accrued vendor rebates of $395,610 and $190,711 respectively, have been recorded as other receivables and a reduction in the cost of goods sold.

In May 2012, the Company entered into a volume rebate agreement with a bank based on corporate credit card purchases made by the Company during the rebate period.  The Company recognizes the rebate amounts earned based on the actual charge card volumes.  As of December 31, 2013 and 2012, accrued credit card rebates of $105,984 and $147,491, respectively have been recorded as other receivables and a reduction in the cost of goods sold.

Also included in other receivables are commission advances, loans and advances to employees and anticipated income tax refunds of $53,110 and $202,533, as of December 31, 2013 and 2012, respectively.

BAR CODE SPECIALTIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Inventories

Inventories consist primarily of printing materials and are stated at the lower of cost, on a first-in, first-out method, or market.  Management routinely evaluates the carrying value of inventory and provides reserves when appropriate to reduce inventories to the lower of cost or market to reflect estimated net realizable value.  Inventories as of December 31, 2013 and 2012 consist of the following:

	2013	2012

Raw materials	$41,495	$83,824
Work in process	161,858	285,604
Finished goods	157,902	216,230
Less: inventory reserves	-	(8,910)
Inventories, net of reserves	$361,255	$576,748

Property and Equipment

Property and equipment are stated at cost.  Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from three to ten years.  Leasehold improvements are expensed over the shorter of the life of the asset or the remaining term of the lease.  The cost of normal maintenance and repairs is charged to expense as incurred.  Additions and betterments of a major nature are capitalized.  When property and equipment are retired from use or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gains or losses are recorded in the financial statements.

Long-lived Assets

Long-lived assets, which include property and equipment, are evaluated for impairment whenever events or changes in circumstances have indicated that an asset may not be recoverable.  Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

BAR CODE SPECIALTIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Long-lived Assets - continued

If the sum of the projected undiscounted cash flows (excluding interest charges) is less than the carrying value of the assets, the assets will be written down to the estimated fair value and a loss will be recognized in income from operations in the period in which the determination is made.  See note 9 regarding impairment of certain long-lived assets.

Revenue Recognition

The Company recognizes revenue from the sale of product when title and risk of loss has passed to the customer, which is generally when product is shipped.  The Company recognizes revenue from service contracts over the term of the agreements which range from 1 to 5 years.

Advertising Costs

Costs associated with advertising and promoting products are expensed as incurred.  During the years ended December 31, 2013 and 2012, advertising and promotion expense, inclusive of trade shows, was approximately $40,089 and $48,823, respectively.

Income Taxes

The Company has adopted authoritative guidance issued by the Financial Accounting Standards Board (“FASB”) on accounting for uncertainty in income taxes. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The guidance requires that the Company determine whether the benefits of tax positions are “more likely than not” of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, the Company recognizes the largest amount of the benefit that is more likely than not of being sustained in the financial statements. For tax positions that are not more likely than not of being sustained upon audit, the Company does not recognize any portion of the benefit in the financial statements. Additionally, the interpretation provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. As of December 31, 2013 and 2012, the Company had no accruals for any uncertain income tax positions.  The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  Management believes it is no longer subject to income tax examinations for years prior to 2009.

BAR CODE SPECIALTIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Fair Value Measurements

The FASB provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2

Inputs to the valuation methodology include:

•

quoted prices for similar assets or liabilities in active markets;

•

quoted prices for identical or similar assets or liabilities in inactive markets;

•

inputs other than quoted prices that are observable for the asset or liability;

•

inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Accordingly, the Company believes the carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses to be representative of their fair values based on their short term nature. Additionally, the Company believes carrying value of the line of credit and notes payable approximate the fair value of such debt based on current rates offered to the Company for debt with the same remaining maturities and similar collateral requirements.

BAR CODE SPECIALTIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Fair Value Measurements - (Continued)

Additional disclosures regarding liabilities measured at fair value on a recurring basis are as follows:

Description	Total	Level 1	Level 2	Level 3
December 31, 2013
Note payable	$652,806	$-	$652,806	$-
Note payable to stockholder	2,163,597	-	2,163,597	-

December 31, 2012
Notes payable	$800,000	$-	$800,000	$-
Note payable to stockholder	2,263,370	-	2,263,370	-

There were no transfers between Levels 1, 2 and 3 during the years ended December 31, 2013 and 2012.

Consolidation of Variable Interest Entities

The Company accounted for the consolidation of variable interest entities (VIE) under the required provisions of accounting guidance issued by the FASB.  In accordance with the accounting guidance, the Company uses a qualitative approach for identifying which enterprise should consolidate a variable interest entity, based on which enterprise has both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb the losses of, or the right to receive the benefits from, the entity that could potentially be significant to the variable interest entity.  These considerations impact the way the Company accounts for its existing relationships and determines the consolidation of companies or entities with which the Company has a variable interest.  Determination about whether an enterprise should consolidate a variable interest entity is required to be evaluated continuously as changes to existing relationships or future transactions may result in the Company consolidation or deconsolidating its variable interest entities.

BAR CODE SPECIALTIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Consolidation of Variable Interest Entities - (Continued)

Beginning with the December 31, 2013 year-end, the Company has early adopted the provisions of ASU 2014-07, which permit the Company to elect an alternative not to apply VIE guidance to certain related party lessor entities.  This alternative accounting policy for privately held companies can be applied to common control leasing arrangements, in place of the previously required VIE guidance, if (a) the Company and the lessor entity are under common control, (b) the Company has a lease arrangement with the lessor entity, (c) substantially all of the activities between the Company and the lessor entity are related to leasing activities, and (d) if the Company explicitly guarantees or provides collateral for any obligation of the lessor entity related to the asset leased by the Company, then the principal amount of the obligation at the inception of the guarantee or collateral arrangement cannot exceed the value of the asset leased by the Company.  The Company met the criteria above with respect to its common control leasing arrangement.

3.

LINE OF CREDIT

The Company entered into a line of credit with a bank which provides for borrowings up to $2,500,000.  The agreement expires on July 1, 2014.  Advances against the line of credit are secured by substantially all Company assets and are guaranteed by the majority stockholder.  Interest on borrowings is at LIBOR plus 2.9% at December 31, 2013.  As of December 31, 2013 and 2012, outstanding borrowings were $0 and $0, respectively.  The agreement requires the Company to maintain a minimum on a fixed charge coverage ratio, and certain other financial ratios, as defined.  At December 31, 2013 the Company was in compliance with these covenants, while for December 31, 2012, the Company was not in compliance with these covenants.

4.

LITIGATION

The Company is subject to legal proceedings that arise in the ordinary course of business.  In the opinion of management, the aggregate liability, if any, with respect to these actions will not materially affect the financial position, results of operations or cash flows of the Company.

BAR CODE SPECIALTIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

5.

INCOME TAXES

The provision (benefit) for income taxes for the years ended December 31, 2013 and 2012 is as follows:

Current income tax	2013	2012
Federal	$22,000	$(47,418)
State	126	1,600
Total current tax provision	22,126	(45,818)

Deferred income tax
Federal	81,302	(185,684)
State	14,347	(32,768)
Total deferred tax provision (benefit)	95,649	(218,452)

Total income tax provision (benefit)	$117,775	$(264,270)

The components of deferred tax assets and liabilities as of December 31, 2013 and 2012 are as follows:

Deferred tax assets	2013	2012
Reserves and allowances	$55,879	$57,186
Impairment of discontinued operations	80,000	-
Net operating loss carry-forward	67,007	256,685
Deferred tax liabilities:
Fixed asset	(45,119)	(60,455)
Net deferred tax asset	$157,767	$253,416

The company has net operating loss carry-forwards to offset Federal and California taxable income of approximately $171,000 and $150,000, respectively as of December 31, 2013.  These carry-forwards expire in 2032.

The effective tax rate differs from the statutory Federal tax rate of 34 percent due to state income taxes and the non-deductibility of a portion of the RFID asset impairment.

BAR CODE SPECIALTIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

6.

NOTES PAYABLE

Notes payable at December 31, consist of the following:

	2013	2012

Note payable to a bank in monthly fixed installments of $14,837 including interest at 4.23% through December 15, 2017. The note is secured by substantially all of the Company’s assets and is guaranteed by the majority stockholder.

	$ 652,806	$ 800,000

Less: current portion	(153,132)	(147,267)

Total long-term portion of notes payable	$ 499,673	$ 652,733

Future principal maturities are as follows:

Year Ending December 31,

2014	$ 153,132
2015	159,733
2016	166,623
2017	173,318
$ 652,806

7.

LEASES

The Company has both a third party capital lease relating to a company automobile and commercial real estate operating lease with the majority shareholder for the company’s primary office and warehouse location in Garden Grove, CA.  The following is a schedule of future minimum equipment rental and facility lease payments required under third party capital and related party operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2013.   Future commitments under the leases are as follows:

December 31,
2014	$ 125,177
2015	125,177
2016	125,177
2017	125,177
2018	115,157
Thereafter	324,000

Total	$ 939,865

BAR CODE SPECIALTIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

7.

LEASES - (Continued)

Rental expense paid to third parties for the years ended December 31, 2013 and 2012 was approximately $119,000 per year.

8.

DUE TO RELATED PARTIES / RELATED PARTY TRANSACTIONS

Note payable to stockholder consists of cash advances made from the Company’s majority stockholder to the Company evidenced by a note agreement.  Total interest, computed at 5.5% per annum was either paid or accrued to the stockholder by the Company. During the years ended December 31, 2013 and 2012, interest expense on this note was $122,825 and $124,165, respectively.  The stockholder note is subordinated to the line of credit and term loan agreement with the bank.

In addition, the Company is paying monthly operating lease real estate rental payments of $9,000 to its majority stockholder.  A total of $108,000 was paid to the majority stockholder during the years ended December 31, 2013 and 2012, respectively for building rent.

9.

IMPAIRMENT OF LONG-LIVED ASSET

The Company announced a plan to dispose of the RFID Division on August 29, 2013.  Accordingly, the Company evaluated the ongoing value of the developed software.  Based on this valuation, the software was determined to have a current value of $400,000 which is less than the carrying value of $530,000.  This resulted in a $130,000 write-down of the asset, which was included in the discontinued operations adjustment for 2013.

10.

DISCONTINUED OPERATIONS

The disposal of the RFID division is consistent with the Company's long-term strategy to focus its activities in the areas of barcode scanning reselling and distribution, and to divest unrelated activities. The disposal of the RFID division is consistent with the Company's long-term strategy to focus its activities in the areas of barcode scanning reselling and distribution, and to divest unrelated activities. At December 31, 2013, the carrying amount of the assets of the RFID division are as follows:

BAR CODE SPECIALTIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

10.

DISCONTINUED OPERATIONS - (Continued)

Assets classified as held for sale
Cash	$178
Accounts receivable, net	86,409
Inventories	20,697
Current assets held for sale	$107,284

Other assets	$ 82,352
Software and equipment, net	446,795
Non-current assets held for sale	$529,147

11.

SUBSEQUENT EVENTS

In October 2014, an $800,000 non-recourse, non-interest bearing stockholder’s note receivable that was secured by a stock purchase agreement between a minority stockholder and the company was cancelled by written agreement with the company, without compensation.  The shares were returned to the company and cancelled.